Ballard Secures US$8.3 million Contract for Fuel Cell Bus Field Service
27 Ballard powered Mercedes-Benz Citaro fuel cell buses on the road in Europe for an additional year

For Immediate Release – March 2, 2006

Vancouver, Canada – Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) has secured an US$8.3 million contract to service 27 Ballard powered Mercedes-Benz Citaro fuel cell buses that will run on European roads this year as a one-year extension to the CUTE (Clean Urban Transport for Europe) / ECTOS (Ecological City Transport System) Project, the two-year fuel cell bus demonstration that began in late 2003.

“The success of the CUTE / ECTOS demonstration is a testament to the importance of having strong partnerships,” said Noordin Nanji, Ballard’s Vice President, Marketing & Business Development. “CUTE / ECTOS, and the one-year extension, is a collaboration among a diverse group, including DaimlerChrysler, Ballard, energy companies and fuel providers, transit agencies and all levels of government across a number of countries. Together, these organizations are working together to demonstrate a sustainable mass transportation solution, showing that there is an alternative to the incumbent technologies that power transit fleets around the world today.”

Cities participating in the contract extension are Amsterdam, Barcelona, London, Luxemburg, Madrid, and Reykjavik. Each of these cities will continue to run three buses each. Hamburg will also participate, increasing its fleet size from three to nine and making it the world’s largest fuel cell bus fleet being operated by a single transit agency.

Continued operation of the fuel cell buses over the next 12 months, in addition to the ongoing operation of six more Mercedes-Benz Citaro buses in Perth and Beijing and three Gillig buses running in California, will provide Ballard with valuable information about how the fuel cell powered buses perform in different geographies and climates. Since 2003, Ballard-powered buses have operated for more than 78,000 hours, have clocked more than 1.1 million kilometers, and have safely delivered more than four million passengers to their destinations.

“The lifetime of the fuel cells far exceeded our customers’ expectations — with extremely high reliability and several fuel cell stacks continuing to run after 3,000 hours of operation — and we’ve fed what we have learned back into Ballard’s next generation automotive fuel cell technology and product development,” said Mr. Nanji.

About Ballard
Ballard Power Systems is recognized as a world leader in the design, development and manufacture of zero-emission proton exchange membrane fuel cells. Ballard’s mission is to make fuel cells a commercial reality. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

For further information, or to arrange an interview with a Ballard spokesperson, please call Rebecca Young or Michelle Cormack at 604-454-0900. Ballard and the Ballard logo are registered trademarks of Ballard Power Systems Inc.